EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
RHI Entertainment, Inc.:

We consent to the incorporation by reference in the registration statement (333-156030) on Form S-8 of RHI Entertainment, Inc. of our report dated March 26, 2010, with respect to the consolidated balance sheets of RHI Entertainment, Inc. and subsidiaries (Successor) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ (deficit) equity/member’s equity and comprehensive loss, and cash flows of RHI Entertainment, Inc. and subsidiaries for the year ended December 31, 2009 and the period from June 23, 2008 to December 31, 2008 (Successor periods), and the consolidated statement of operations, stockholders’ (deficit) equity/member’s equity and comprehensive loss, and cash flows of RHI Entertainment, LLC and subsidiaries (Predecessor) for the period from January 1, 2008 to June 22, 2008 and the year ended December 31, 2007 (Predecessor periods), which report appears in the December 31, 2009 annual report on Form 10-K of RHI Entertainment Inc.

Our report dated March 26, 2010 contains an explanatory paragraph that states that the Company has incurred losses from operations and net operating cash outflows in each of the past four years, has an accumulated deficit, is in default of covenants of its debt agreements and is unable to pay some of its obligations as they come due, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

New York, New York
March 26, 2010